                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                               (Amendment No. 3)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                         National Property Investors 7
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
                  Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                          NPI Equity Investments, Inc.
--------------------------------------------------------------------------------
                     (Names of Filing Persons  -- Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                   Amount of filing fee
----------------------                                   --------------------
$759,787.78                                              $96.27

* For purposes of calculating the fee only. This amount assumes the purchase of 18,867.34 units of limited partnership interest of the subject partnership for $40.27 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $96.27              Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed: June 14, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP NO. NONE

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS. AIMCO PROPERTIES, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-1275721


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         --
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             42,364.66 Units
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    --

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    42,364.66 Units

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     42,364.66 Units

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 70.00%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

--------------------------------------------------------------------------------

CUSIP NO. NONE

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS. AIMCO-GP, INC.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         --
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             42,364.66 Units
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    --

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    42,364.66 Units

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     42,364.66 Units

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 70.00%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

--------------------------------------------------------------------------------

CUSIP NO. NONE

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS. APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-1259577


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         --
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             42,364.66 Units
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    --

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    42,364.66 Units

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     42,364.66 Units

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 70.00%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

--------------------------------------------------------------------------------

CUSIP NO. NONE

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS. INSIGNIA PROPERTIES, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         --
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             25,399 Units
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    --

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    25,399 Units

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,399 Units

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 41.97%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

--------------------------------------------------------------------------------

CUSIP NO. NONE

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS. AIMCO/IPT, INC.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         --
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             25,399 Units
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    --

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    25,399 Units

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,399 Units

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 41.97%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO

--------------------------------------------------------------------------------

       AMENDMENT NO. 3 TO SCHEDULE TO/AMENDMENT NO. 17 TO SCHEDULE 13D

         This Statement constitutes (a) Amendment No. 3 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company and NPI Equity Investments, Inc. relating to the offer by AIMCO Properties, L.P. to purchase units of limited partnership interest ("Units") of National Property Investors 7, a California limited partnership (the "Partnership"), at a price of $40.27 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated June 14, 2004, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"); and (b) Amendment No. 17 to the Schedule 13D filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., and Insignia Properties, L.P. (the "Schedule 13D"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

         At midnight, New York City time, on August 13, 2004, the Offer expired pursuant to its terms. A total of 715 units, representing approximately 2.2% of the outstanding units, were validly tendered and not withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those units.

                                    SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2004
                                            AIMCO PROPERTIES, L.P.

                                            By:  AIMCO-GP, INC.
                                                 Its General Partner


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            AIMCO-GP, INC.



                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President



                                            NPI EQUITY INVESTMENTS, INC.



                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            INSIGNIA PROPERTIES, L.P.


                                            By:  AIMCO/IPT, Inc.
                                                 Its General Partner


                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President


                                            AIMCO/IPT, INC.



                                            By:  /s/ Martha L. Long
                                                 -------------------------------
                                                 Martha L. Long
                                                 Senior Vice President